Exhibit 99.(d)(22)(ii)

Schedule A

to the

Sub-Advisory Agreement

between

Brinker Capital Investments

and

Newton Investment Management North America, LLC (f/k/a Mellon Investments

Corporation)

As of September 24, 2020, as amended September 30, 2024

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Large Cap Equity Fund	Dynamic Large Cap Value Equity	[Redacted]
Destinations Real Assets Fund	Global Natural Resources	[Redacted]

*Assets invested in the Global Natural Resources strategy and the Dynamic Large Cap Value strategy will be combined to determine the appropriate breakpoint for the Global Natural Resources strategy’s fees.

THE ADVISER:

ORION PORTFOLIO SOLUTIONS, LLC D.B.A BRINKER CAPITAL INVESTMENTS

By:	/s/ Kylee Beach
Name:	Kylee Beach
Title:	General Counsel & Secretary

THE SUB-ADVISER:

NEWTON INVESTMENT MANAGEMENT NORTH AMERICA, LLC

By:	/s/ John Porter
Name:	John Porter

By:	/s/ Jerry Navarrete
Name:	Jerry Navarrete